Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Hut 8 Mining Corp. ("Hut 8")

24 Duncan Street, Suite 500

Toronto, Ontario M5V 2B8

Item 2	Date of Material Change

November 30, 2023.

Item 3	News Release

Hut 8 issued a press release with respect to the material change referred to in this report on November 30, 2023, which was disseminated through GlobeNewswire and filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) under Hut's issuer profile.

Item 4	Summary of Material Change

On November 30, 2023, Hut 8, U.S. Data Mining Group, Inc. ("USBTC") and Hut 8 Corp. ("New Hut") completed a business combination whereby, (i) Hut 8 and its direct wholly-owned subsidiary, Hut 8 Holdings Inc. was, as part of a court-sanctioned plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia) (the "BCBCA"), amalgamated (the "Amalgamation") to continue as one British Columbia corporation (the "Hut 8 Amalco"), (ii) following the Amalgamation, and pursuant to the Arrangement, each common share of Hut 8 Amalco (other than dissenting shares) was exchanged for 0.2000 of a share of New Hut common stock, and (iii) following the completion of the Arrangement, a newly-formed direct wholly-owned subsidiary of New Hut merged with and into USBTC, with each share of common stock and preferred stock of USBTC being exchanged for 0.6716 of a share of New Hut common stock in a merger executed under the laws of the State of Nevada (the "Merger", and together with the Arrangement, the "Transaction").

Item 5.1	Full Description of Material Change

On February 6, 2023, Hut 8 entered into a business combination agreement (the "Business Combination Agreement") by and among USBTC and New Hut, pursuant to which Hut 8 and its direct wholly owned subsidiary, Hut 8 Holdings Inc., were amalgamated on November 30, 2023 (the "Effective Date") as part of a court-sanctioned plan of arrangement under the BCBCA, with the capital of Hut Amalco being the same as the capital of Hut 8.

On the Effective Date, following the Amalgamation and pursuant to the Arrangement, each common share of Hut Amalco was exchanged for 0.2000 (the "Exchange Ratio") of a share of New Hut common stock (the "New Hut Shares").

On the Effective Date, following the completion of the Arrangement, a newly-formed direct wholly-owned subsidiary of New Hut merged with and into USBTC, with each share of common stock and preferred stock of USBTC being exchanged for 0.6716 of a New Hut Share in a merger executed under the laws of the State of Nevada.

As a result of the transactions completed under the Business Combination Agreement, Hut 8 and USBTC became wholly-owned subsidiaries of New Hut, and the shareholders of Hut 8 and the stockholders of USBTC collectively each, as a group, own approximately 50% of the New Hut Shares on a fully-diluted in-the-money basis.

Prior to the completion of the Transaction, the common shares of Hut 8 were listed on the Toronto Stock Exchange and the Nasdaq Stock Market under the ticker symbol "HUT".

New Hut is a reporting issuer in all of the provinces and territories of Canada and the New Hut Shares are listed on the Toronto Stock Exchange and the Nasdaq Stock Market under the ticker symbol "HUT". The authorized capital of New Hut consists of 1,000,000,000 New Hut Shares with par value of $0.01 per New Hut Share and 25,000,000 preferred stock with par value of $0.01 per preferred stock.

Immediately prior to the effective time on the Effective Date, Hut 8 had the following outstanding securities: (i) 221,730,042 common shares (the "Hut 8 Shares"), (ii) 7,335,324 restricted share units (the "RSUs"), (iii) 430,978 deferred share units (the "DSUs"), (iv) 115,000 options to purchase Hut 8 Shares (the "Options"), and (v) 9,477 warrants to purchase Hut 8 Shares (the "Warrants").

Notice of the special meeting of holders of Hut 8 Shares to consider the transactions contemplated under the Business Combination Agreement was delivered to holders of Hut 8 Shares, RSUs, DSUs, Options, and Warrants in accordance with the requirements set out in the Interim Order of the Supreme Court of British Columbia dated August 11, 2023.

Pursuant to the Arrangement, and in addition to the share exchange described above, the following occurred as of the effective time on the Effective Date:

a)	each Option was exchanged for a replacement option of New Hut to purchase that number of New Hut Shares equal to the product obtained when the number of Hut 8 Shares subject to such Options immediately prior to the effective time on the Effective Date is multiplied by the Exchange Ratio;

b)	the terms of each RSU outstanding immediately prior to the effective time on the Effective Date was adjusted so that upon settlement the holder of a RSU shall be entitled to receive either a cash payment equal to the product obtained when the market value of a New Hut Share is multiplied by the Exchange Ratio, (ii) that number of New Hut Shares equal to the Exchange Ratio or (iii) a combination of cash and New Hut Shares;

c)	the terms of each DSU outstanding immediately prior to the effective time on Effective Date was adjusted so that upon settlement the holder of a DSU shall be entitled to receive either a cash payment equal to the product obtained when the market value of a New Hut Share is multiplied by the Exchange Ratio, (ii) that number of New Hut Shares equal to the Exchange Ratio or (iii) a combination of cash and New Hut Shares; and

d)	each holder of a Warrant became entitled to receive upon the exercise of such holder's Warrant, in lieu of Hut 8 Shares to which such holder was theretofore entitled upon such exercise, that number of New Hut Shares equal to the product obtained when the number of Hut 8 Shares subject to such Warrant immediately prior to the effective time on the Effective Date is multiplied by the Exchange Ratio, at an exercise price for each New Hut Share equal to the quotient obtained when the exercise price per Hut 8 Share under the Warrant is divided by the Exchange Ratio.

Upon the exercise of Options and Warrants or upon the vesting of DSUs and RSUs, only New Hut Shares are issuable. No Hut 8 Shares are issuable upon the exercise of Options and Warrants or upon the vesting of RSUs and DSUs.

The treatment of the RSUs, DSUs and Options is consistent with the terms of Hut 8's omnibus equity incentive plan, and the treatment of Warrants is consistent with the terms of the agreement governing such Warrants.

All of the issued and outstanding Hut 8 Shares were delisted from the Toronto Stock Exchange and the Nasdaq Stock Market effective at the close of business on December 1, 2023.

The common stock of New Hut will begin trading on the Nasdaq Stock Market and the Toronto Stock Exchange under the ticker symbol "HUT" on December 4, 2023.

As a result of the transaction, Hut 8 and USBTC became wholly-owned subsidiaries of New Hut. Hut 8 has made an application to cease to be a reporting issuer in all jurisdictions where it is a reporting issuer, being all of the provinces and territories of Canada.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Continuous Disclosure Obligations

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following senior officer of Hut 8 is knowledgeable about the material change and this material change report, and may be contacted as follows:

Jaime Leverton, Chief Executive Officer

Telephone: (647) 521-7433

Email: info@hut8mining.com

Item 9	Date of Report

December 6, 2023.

Cautionary note regarding Forward–Looking Information

This material change report includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward looking information"). All information, other than statements of historical facts, included in this material change report that address activities, events or developments that Hut 8 expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Hut's businesses, operations, plans and other such matters is forward-looking information. Forward looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions. In addition, any statements in this material change report that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with relating to the anticipated complementary strengths of the parties to the Transaction, combined valuation of New Hut and the expectation that it will exceed the sum of its parts, pipeline of greenfield, brownfield and integration opportunities, trading of New Hut, and future growth in economical mining operations, high performance computing, extensive hosting operations, and the managed services business.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 and New Hut as of the date of this material change report, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, the ability to realize the anticipated benefits of the Transaction or implement the business plan for New Hut, including as a result of difficulty in integrating the businesses of the companies involved (including the retention of key employees); the ability to realize synergies and cost savings, and to the extent, anticipated; the potential impact of the Transaction on mining activities; the potential impact of the announcement of consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; climate change; currency risk; lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to mining sites; failure of the Celsius transaction to receive the necessary legal approvals or failure of the Celsius transaction to otherwise close; failure to achieve the intended benefits of the Celsius transaction; failure to implement business plans, forecasts, and other expectations; and failure to identify and realize additional opportunities and other risks related to the digital asset mining and data centre business. For a complete list of the factors that could affect New Hut, please see the “Risk Factors” section of New Hut’s Registration Statement on Form S-4 dated November 7, 2023, available under New Hut’s EDGAR profile at www.sec.gov, in addition to the “Risk Factors” section of Hut 8’s Annual Information Form dated March 9, 2023, and Hut 8’s other continuous disclosure documents which are available under Hut 8 SEDAR+ profile at www.sedarplus.ca and under Hut 8’s EDGAR profile at www.sec.gov.